BP
3/4/10

UI
SECURITIES AN[
Washi[


13011030

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 1 2013

OMB APPROVAL

OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response...... 12.00	

SEC FILE NUMBER

8-52985

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____January 1, 2012_____ AND ENDING_____December 31, 2012_____
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Reva Capital Markets LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

_____45 Broadway, 8th Floor_____
                                         (No. and Street)

_____New York_____NY_____10025_____
              (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Vageesh Naik_____212-464-7363_____
                                                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____Halpern & Associates, LLC_____
                              (Name – *if individual, state last, first, middle name*)

__218 Danbury Road_____Wilton_____CT_____06897_____
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM
3/8/13

OATH OR AFFIRMATION

I, _____Vageesh Naik_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Reva Capital Markets LLC_____ , as of _____December 31_____, 2012_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
CEO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REVA CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012



Halpern & Associates, LLC

Certified Public Accountants and Consultants

218 Danbury Road · Wilton, CT 06897 · (203) 210-7364 · FAX (203) 210-7370 · Info@Halpemassoc.com

INDEPENDENT AUDITORS' REPORT

To the Member of
    Reva Capital Markets, LLC

Report on the Statement on Financial Condition
We have audited the accompanying statement of financial condition of Reva Capital Markets, LLC (the "Company"), and the related notes as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit.   We conducted our audit in accordance with auditing standards generally accepted in the United States of America.   Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement.   The procedures selected depend on the auditor's judgment, including the assessment of the risk of material misstatement of this financial statement, whether due to fraud or error.   In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.   Accordingly, we express no such opinion.   An audit also includes evaluating the appropriateness of accounting policies used   and   the   reasonableness   of   significant   accounting   estimates   made   by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Reva Capital Markets, LLC as of December 31, 2012, for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
February 25, 2013

REVA CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash	$	38,083
Other assets		9,774
TOTAL ASSETS	$	47,857

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	5,830
MEMBER'S EQUITY		42,027
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	47,857

The accompanying notes are an integral part of this statement.

Note 1 - Organization and nature of business:

Reva Capital Markets, LLC (the "Company"), a wholly owned subsidiary of Reva Capital Holdings, LLC (the "Parent"), commenced operations as a broker-dealer on December 14, 2000. As such, the Company is registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is registered in twenty-one states.

The Company's operations consist primarily of engaging in transactions involving private placements of securities exempt from registration. In addition, the Company also provides pricing, valuation and consulting, in connection with the purchase and sale of asset-backed securities, mortgage-backed securities, collateralized debt obligations, collateralized loan obligations, and commercial mortgage backed securities.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

Note 2 - Significant accounting policies:

Cash and cash equivalents:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company considers all highly liquid debt instruments with an original maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash and cash equivalents with high-credit quality financial institutions. At times, such amounts may exceed Federally insured limits. At December 31, 2012, the Company has no cash or cash equivalent balances in excess of Federally insured limits.

Revenue recognition:

The Company recognizes fee income as earned. Fee income is earned at the time the related services are provided and when the right to receive payment is assured, as defined by the terms and conditions of each client agreement.

Income taxes:

The Company is a limited liability company and, as such, is treated as a partnership for income tax purposes. Accordingly, the taxable income or loss of the Company is reported by the Parent in its tax returns. The Company is liable for New York City unincorporated business tax ("UBT") on its operations. For UBT purposes, the Company has net operating loss carryforwards of approximately $275,000. The deferred tax asset has been fully offset by a valuation allowance.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2012 management has determined that there are no material uncertain income tax positions.

Use of estimates:

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Note 3 - Related party transactions:

For the year ended December 31, 2012, the Company shared office space with the Parent. In accordance with an expense sharing agreement (the "Agreement"), the Parent allocates a percentage of the rent and certain other overhead and administrative expenses to the Company. In addition to $4,146 of expenses paid by the Parent on behalf of the Company, the Statement of Operations includes management fees of $54,261 relating to this Agreement.

The Parent and the Company agreed that a portion of these expenditures would not have to be repaid. Accordingly, $29,322 of forgiven expenses, were recorded as capital contributions by the Parent. The Parent has adequate resources independent of the Company to pay these expenses, and the Company has no additional obligation, either direct or indirect, to compensate a third party for these expenses.

Note 4 - Due from broker:

In September 2012, the Company settled the arbitration action commenced before FINRA against its former clearing broker which is reflected as a clearing termination fee on the Statement of Operations. The Company has no further obligations as a result of the settlement.

The Company does not conduct business that requires the services of a clearing broker.

Note 5 - Liabilities subordinated to the claims of general creditors

As of December 31, 2012, the Company had not entered into any subordinated loan agreements.

Note 6 – Commitments and contingent liabilities

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2012 or during the year then ended.

Note 7 - Rule 15c3-3:

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no customer accounts.

Note 8 - Net capital requirement:

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the Rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital would exceed 10 to 1. At December 31, 2012, the Company had net capital of $32,046, which exceeded the minimum requirement of $5,000 by $27,046. The Company's ratio of aggregate indebtedness to net capital was 0.18 to 1.

Note 9 - Subsequent events:

The Company has evaluated subsequent events through February 25, 2013, the date that these financial statements were available to be issued and no further information is required to be disclosed.